Mail Stop 3561

August 14, 2008

James Keegan
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, CA 90404

   Re: Lions Gate Entertainment Corp
      Form 10-K for the fiscal year ended March 31, 2008
      Filed May 30, 2008
      File No. 001-14880

Dear Mr. Keegan:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief